Exhibit 99.2

NOTICE OF MEETING

- and -

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF
COMMON SHAREHOLDERS OF

MINERA ANDES INC.

DATED MAY 12, 2009

THIS NOTICE AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF MINERA ANDES INC. OF PROXIES TO BE VOTED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF ALL COMMON SHAREHOLDERS

TO BE HELD AT:

THE FAIRMONT HOTEL VANCOUVER
Saturna Island Room
900 West Georgia Street
Vancouver, British Columbia CANADA V6C 2W6

Thursday, June 18, 2009

Minera Andes Inc. Meeting: 1:30 p.m. (Pacific Time)

MINERA ANDES INC.
111 East Magnesium Road, Suite A
Spokane, Washington, 99208, USA

NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN THAT the Annual General and Special Meeting of the Shareholders of Minera Andes Inc. (the Corporation") will be held at The Fairmont Hotel Vancouver, in the Saturna Island Room, at 900 West Georgia Street, Vancouver, British Columbia CANADA at the hour of 1:30 p.m. (Pacific time), on Thursday, June 18, 2009, for the following purposes:

1.

to receive and consider the annual report of the Corporation containing the audited consolidated financial statements of the Corporation, for the financial year ended December 31, 2008, and the report of the auditors thereon;

2.	to fix the number of directors to be elected at seven (7) members;

3.	to elect a Board of Directors for the ensuing year;

4.	to appoint BDO Dunwoody LLP as Auditors for the ensuing year at remuneration to be fixed by the directors;

5.

to consider and if thought advisable, approve an special resolution, as more particularly set out in the Management Information Circular accompanying this Notice, relating to amending of the Corporation’s Restated and Amended Articles of Amalgamation; and

6.	to transact any such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of Instrument of Proxy and return it in the envelope provided for that purpose.

DATED at the City of Spokane, in the State of Washington, this 20th day of May, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

“Allen V. Ambrose”
Allen V. Ambrose, President and Chief Executive Officer

IMPORTANT

It is desirable that as many shares as possible be represented at the meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose. All proxies, to be valid, must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, c/o Computershare Investor Services, Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario, M5J 2Y1, at least forty eight (48) hours prior to the meeting or any adjournment thereof.

MINERA ANDES INC.
111 East Magnesium Road, Suite A
Spokane, Washington
USA      99208

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS

June 18, 2009

ALL AMOUNTS OF MONEY WHICH ARE REFERRED TO IN THIS MANAGEMENT INFORMATION CIRCULAR ARE EXPRESSED IN LAWFUL MONEY OF THE UNITED STATES UNLESS OTHERWISE SPECIFIED.

NOTE: Shareholders who do not hold their common shares in their own name, as registered shareholders, should read “Advice to Beneficial Shareholders” within for an explanation of their rights.

The information provided herein is as of May 12, 2009 unless otherwise stated (the “Effective Date”).

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR IS PROVIDED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF MINERA ANDES INC. (the “Corporation”) of proxies for the annual general and special meeting of the shareholders of the Corporation (the “Meeting”) to be held on Thursday, June 18, 2009, at 1:30 p.m. (Pacific time) at The Fairmont Hotel Vancouver, Saturna Island Room, 900 West Georgia Street, Vancouver, British Columbia, CANADA V6C 2W6 or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. The Management Information Circular will be mailed on or about May 22, 2009.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, telegraph or personal interview by regular employees of the Corporation, at a nominal cost. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Instrument of Proxy, Allen V. Ambrose, Director, President and Chief Executive Officer, of Spokane, Washington and Henry A. John, Chief Financial Officer, of Spokane,Washington, have been selected by the directors of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN ALLEN V. AMBROSE OR HENRY A. JOHN, BEING THE MANAGEMENT DESIGNEES, TO REPRESENT HIM OR HER AT THE MEETING. Such right may be exercised by inserting in the space provided for that purpose on the Instrument of Proxy the name of the person to be designated and deleting therefrom the names of the management designees, or by completing another proper form of proxy. Such shareholder should notify the nominee of the appointment, obtain a consent to act as proxy and should provide instructions on how the shareholder’s common shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached, where an attorney executed the proxy form.

The common shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the securityholder on any ballot that may be called for and, if the securityholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The proxyholder may vote at his discretion on amendments or variations to matters identified in the notice of the meeting and on other matters that may properly come before the meeting.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to Computershare Trust Company of Canada, c\o Computershare Investor Services, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at least forty-eight (48) hours prior to the Meeting or any adjournment thereof. Late proxies may be accepted or rejected at any time prior to the commencement time of the Meeting by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late proxy.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof. In addition, a proxy may be revoked by the shareholder delivering to the Corporation a later dated proxy or by personally attending at the Meeting and voting his common shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders of the Corporation as a substantial number of shareholders do not hold their common shares of the Corporation in their own names. Shareholders of the Corporation who do not hold their common shares in their own names (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common shares of the Corporation held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. formerly ADP Investor Communication (“Broadridge”). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the meeting. A Beneficial Shareholder receiving a proxy with an Broadridge sticker on it cannot use that proxy to vote common shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have their common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares of the Corporation registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote such common shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

All references to shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered shareholders who produce proof of their identity.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Management Information Circular, none of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation since the commencement of the Corporation’s last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING OF PROXIES

The persons named in the enclosed Instrument of Proxy are directors and/or officers of the Corporation who have indicated their willingness to represent as proxy the shareholder who appoints them. Each shareholder may instruct his Proxy how to vote his common shares by completing the blanks on the Instrument of Proxy.

All common shares represented at the meeting by properly executed proxies will be voted (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the common shares represented by the proxy will be voted in accordance with such specification. IN THE ABSENCE OF ANY SUCH SPECIFICATION, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE IN FAVOUR OF THE MATTERS SET OUT THEREIN.

The enclosed instrument of proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the notice of meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares (non-voting). As of the Effective Date of this Management Information Circular, the issued and outstanding share capital of the Corporation consists of 230,538,851 common shares. To date, no preferred shares have been issued.

The Corporation will prepare a list of shareholders of record at the close of business on May 12, 2009 (the “Record Date”). A holder of common shares named on that list will be entitled to vote such common shares at the Meeting on the basis of one vote for each common share held except to the extent that, (i) the holder transfers his or her common shares after the close of business on the Record Date, and (ii) such transferee produces properly endorsed common share certificates to the Secretary or Transfer Agent of the Corporation or otherwise establishes his or her ownership of the common shares, at least ten (10) days prior to the Meeting, in which case the transferee may vote those common shares at the Meeting.

The By-laws of the Corporation provide that holders present not being less than two (2) in number and holding or representing not less than ten (10%) percent of the issued common shares of the Corporation, shall constitute a quorum for the meeting in respect of holders of common shares.

The following table sets forth, to the knowledge of the directors or executive officers of the Corporation, the only person or corporation, who beneficially owns, or controls or directs, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation as at the Effective Date:

COMMON
	SHARES	PERCENTAGE
NAME AND PLACE OF	BENEFICIALLY	OF COMMON
RESIDENCE	OWNED	SHARES
Robert R. McEwen	86,057,143	37.3%
Toronto, Ontario

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Management Information Circular:

(a) “CEO” of the Corporation means each individual who acted as chief executive officer of the Corporation or acted in a similar capacity, for any part of the most recently completed financial year, in this case the President;

(b) “CFO” of the Corporation means each individual who acted as chief financial officer of the Corporation or acted in a similar capacity, for any part of the most recently completed financial year;

(c) “executive officer” of the Corporation means an individual who is the chairman or vice-chairman of the board, the president, a vice-president in charge of a principal business unit, division or function including sales, finance or production, an officer of the Corporation or any of its subsidiaries who performed a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation;

(d) “Named Executive Officers” or “NEO” means:

(i) each CEO;
(ii) each CFO;
(iii) each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually more than Cdn$150,000; and
(iv) any additional individuals who would have been included under paragraph (iii) were it not for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of the most recently completed financial year.

(e) “Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features; and

(f) “Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

A. COMPENSATION OF EXECUTIVE OFFICERS

1.	Compensation Discussion and Analysis

Role of the Compensation and Nominating Committee

The Compensation and Nominating Committee is responsible for annually reviewing the Corporation’s compensation arrangements with its executive officers. When reviewing the compensation of the executive officers, the Compensation and Nominating Committee considers the objectives of: (i) recruiting and retaining the executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. The Compensation and Nominating Committee has the responsibility of negotiating the senior executive officers’ total compensation package, reviewing and advising on stock option guidelines, including making recommendations on specific option grants and to review and communicate to the Board the compensation policies and principles that will be applied to other executives and employees of the Corporation.

Compensation Philosophy

All employees of the Corporation receive compensation based on market value for the type of role they perform. Additional consideration is given to internal pay equity and performance. The compensation payable to employees consists of three main elements: base salary, short-term incentive and long-term incentive by way of the grant of stock options in accordance with the policies of the Toronto Stock Exchange (“TSX”) and the Corporation’s Stock Option Plan as long-term incentives.

Base Salary

In the Compensation and Nominating Committee’s view, paying base compensation that is competitive in the market in which the Corporation operates is the first step to attracting and retaining talented, qualified and effective executives.

The base salary of each particular executive officer is determined by an assessment by the Compensation and Nominating Committee of such executive officer’s performance, a consideration of competitive compensation levels in companies similar to the Corporation and a review of the performance of the Corporation as a whole and the role such executive officer played in such company performance.

Short-Term Incentive

Bonuses are performance based short-term financial incentives and may be paid based on certain indicators such as personal performance, team performance and/or Corporation financial performance. Bonus levels will be determined by level of position of the executive officer with the Corporation. A bonus of $150,000 relating to services performed in 2007, was paid to an executive officer in the financial year ended December 31, 2008.

Long-Term Incentive

The Corporation provides a long-term incentive by granting stock options to executive officers in accordance with the policies of the TSX and in accordance with the Corporation’s Stock Option Plan. Any options granted permit executive officers to acquire common shares at an exercise price equal to the closing market price of such shares on the last trading day immediately preceding the day on which the options are granted. The objective of granting options is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, which acts as a financial incentive for such executive officer to consider the long-term interests of the Corporation and its shareholders.

When determining the number of stock options to be granted to an executive officer, the Compensation and Nominating Committee and Board of Directors takes into account the number and terms of outstanding stock options and vesting provisions when determining whether or not new stock option grants should be made to such executive officer.

CEO Compensation

The components of the CEO’s compensation are the same as those that apply to all of the Corporation’s executive officers, namely base compensation, performance bonuses and long-term incentives in the form of stock options. The general compensation philosophy of the Corporation for executive officers is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Corporation to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of the shareholders and provide long-term incentives to members of senior management whose actions have a direct and identifiable impact on the performance of the Corporation and who have had a material responsibility for long-range strategy development and implementation.

In establishing the CEO’s compensation, the Compensation and Nominating Committee reviews salaries paid to other executive officers in the Corporation, salaries paid to other CEO’s in the industry for companies of similar size and stage of development and the CEO’s contribution to the affairs of the Corporation.

2.	Performance Graph

The following graph, expressed in Canadian dollars, shows the cumulative total shareholder return on the Common Shares for the financial years ended December 31, 2004 through 2008, together with the total shareholder return of the TSX Composite Index and the TSX Capped Diversified Metals and Mining Index. The graph assumes an initial investment of Cdn$100 at December 31, 2004 and is based on the trading prices of the Common Shares on the TSXV (on February 7, 2007 the Corporation graduated from the TSXV to the TSX) and TSX for the dates indicated.

One component of the executive officer’s compensation is the granting of stock options. Thus the Corporation’s share price will have a direct impact on the executive officer’s compensation. The value of option-based awards is determined on the date of grant of the underlying stock options. A subsequent decline in share price reduces the value of these option-based awards which constitute a portion of the total compensation.

The trend in the graph shows that the value of the Corporation’s shares has decreased for the year ended December 31, 2008, as compared to 2007. The Corporation’s trend in 2008 for shareholder return is consistent with the market indexes. During 2008, the declining value has affected the amount of stock options exercised and has resulted in no effect on compensation for the options issued in 2008.

3.	Option-based Awards

The Corporation provides a long-term incentive by granting stock options to executive officers in accordance with the policies of the TSX and in accordance with the Corporation’s Stock Option Plan. Any options granted permit executive officers to acquire common shares at an exercise price equal to the closing market price of such shares on the last trading day immediately preceding the day on which the options are granted. The objective of granting options is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, which acts as a financial incentive for such executive officer to consider the long-term interests of the Corporation and its shareholders.

When determining the number of stock options to be granted to an executive officer, the Compensation and Nominating Committee and Board of Directors takes into account the number and terms of outstanding stock options and vesting provisions when determining whether or not new stock option grants should be made to such executive officer.

Please see discussion under “Stock Option Plan” for details on the amendment process for the Corporation’s Stock Option Plan.

4.	Summary Compensation Table

The following table sets forth all compensation paid by the Corporation and its subsidiaries, as the case may be, for the financial year ended December 31, 2008 in respect of the individuals who were, as at December 31, 2008 the President and Chairman and the Chief Financial Officer and whose compensation in the last financial year was Cdn$150,000 or more (the “Named Executive Officers”); in this case Allen V. Ambrose, President, and Chairman and Henry A. John, Chief Financial Officer.

SUMMARY COMPENSATION TABLE

					NON-EQUITY INCENTIVE PLAN
					COMPENSATION
			SHARE-	OPTION		LONG-		ALL OTHER	TOTAL
NAME AND			BASED	BASED	ANNUAL	TERM	PENSION	COMPEN-	COMPEN-
PRINCIPAL	YEAR		AWARDS	AWARDS	INCENTIVE	INCENTIVE	VALUE	SATION	SATION
POSITION	ENDING	SALARY ($)	($)	($)	PLANS ($)	PLANS ($)	($)	($)	($)
Allen V.	2008	219,500	N/A	127,800(2)	150,000(1)	N/A	9,200(3)	16,108(3)	531,808
Ambrose
President,
Chairman
Henry A. John	2008	125,000	N/A	35,500(2)	N/A	N/A	1,250(4)	5,188(4)	168,188
Chief
Financial
Officer

Notes:
(1)	Includes $150,000 bonus accrued in December 2007 and paid in February 2008.

(2)
Stock options were granted at an exercise price of C$1.36 during the three month period ended June 30, 2008, of which all options vested immediately. The fair value of the stock options granted was calculated using the Black-Scholes option pricing model with the following range of assumptions: dividend yield – Nil; risk free interest rate – 3.34%; expected volatility of 48.55% and an expected life of 60 months. The currency exchange rate applied in calculating the value of the option based award was the Bank of Canada noon rate of exchange on May 23, 2008 for conversion of the United States dollar into Canadian dollars was U.S. $1.00 = Cdn$1.02 or Cdn$1.00 = U.S.$.98.

(3)	During the 2008 fiscal year, the following benefits were provided to Mr. Ambrose:

401k Match	$9,200
Medical Insurance	$16,108

(4)	During the 2008 fiscal year, the following benefits were provided to Mr. John:

401k Match	$1,250
Medical Insurance	$5,188

In accordance with requirements of the Business Corporations Act (Alberta) the aggregate remuneration paid to the five highest officers and employees of the Corporation, other than the directors for the fiscal period ended December 31, 2008 was $695,700.

5.	Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table set forth details of all awards outstanding for each Named Executive Officer of the Corporation at the end of the financial year ended December 31, 2008.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
	Number of					Market or
	securities					payout value
	underlying			Value of	Number of	of share-based
Name	unexercised	Option		unexercised in-	shares or units	awards that
	options	exercise price	Option	the-money	of shares that	have not
	(#)	(Cdn$)	expiration date	options	have not vested	vested
				(Cdn$)	(#)	(Cdn$)
Allen V.	150,000.31		March 21, 2013	23,250(1) (2) (3)	N/A	N/A
Ambrose	360,000.59		Dec.5, 2008(6)	-
	370,000.55		Sept. 10, 2009	-
	575,000.60		Dec. 28, 2010	-
	1,410,000	1.51	Dec. 27, 2011	-
	180,000	1.36	May 23, 2013	-
Henry A.	250,000(4)	1.73	Sept. 4, 2012	-	N\A	N\A
John	50,000	1.36	May 23, 2013	-

Notes:

(1)

Value of unexercised in-the-money options calculated using the closing price of common shares on the Toronto Stock Exchange (“TSX”) on December 31, 2008, less the exercise price of in-the-money stock options.

(2)	The last day the common shares traded in 2008, the closing price of the common shares on the TSX was Cdn $0.465.
(3)	The currency exchange rate applied in calculating the aggregate value realized and the value of unexercised in-the- money options was the Bank of Canada noon rate of exchange on December 31, 2008 for conversion of United States dollars into Canadian dollars was U.S.$1.00 = Cdn$1.2246 or Cdn$1.00 = U.S.$0.82.
(4)	25% of the options will vest every six months from the September 4, 2007 grant date to September 4, 2009. 125,000 options had vested as of December 31, 2008.
(5)	All options are granted with an exercise price equal to the market price of the common shares on the last trading day immediately before the date of the grant.
(6)	Option expiration date was extended until March 16, 2009 due to a blackout period that ended March 2, 2009.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets forth the value of option-based awards and share-based awards which vested or were earned during the financial year ended December 31, 2008 for the Named Executive Officers:

SHARE
BASED
		AWARDS-	NON-EQUITY
	Option-based	VALUE	INCENTIVE PLAN
	awards-value	VESTED	COMPENSATION-
	vested during	DURING THE	VALUE EARNED
	the year	YEAR	DURING THE YEAR
NAME	(Cdn$)	(Cdn$)	(Cdn$)
Allen V. Ambrose	$5,400(1)(2)	N/A	N/A
Henry A. John	$1,500(1)(2)(3)	N/A	N/A

Notes:

(1)

Stock options were granted at an exercise price of C$1.36 on May 23, 2008, of which all options vested immediately. The fair value of the stock options granted was calculated using the Black-Scholes option pricing model with the following range of assumptions: dividend yield – Nil; risk free interest rate – 3.34%; expected volatility of 48.55% and an expected life of 60 months. The value of the options at the closing of the last trading day immediately preceding the day of the options being granted was Cdn$1.36. The closing price on the day of the option grant was Cdn$1.39.

(2)

The currency exchange rate applied in calculating the options based award value was the Bank of Canada noon rate of exchange on May 23, 2008 for conversion of United States dollars into Canadian dollars was U.S.$1.00 = Cdn$1.02 or Cdn$1.00 = U.S.$0.98.

(3)

Henry John was granted 250,000 options at Cdn$1.73on September 4, 2007 of which 25% of the options vest every six months. 125,000 options were vested during the year ended December 31, 2008, however the market price at vesting was less than the option price.

Please see discussion under “Option-based Awards” and also “Stock Option Plan” for further details on the Corporation’s Stock Option Plan.

6.	Pension Plan Benefits

The following table sets forth the defined contribution benefit plan for the respective Named Executive Officers.

Name	Accumulated			Accumulated
	value at the start		Non-	value at the end
	of the year	Compensatory	compensatory	of the year
	($)	($)	($)	($)
Allen V. Ambrose	368,295	9,200	(89,623)	287,872
Henry A. John	Nil	1,250	3,000	4,250

The accumulated value of the defined contribution plan as of December 31, 2008 was $568,113.

On January 1, 2004, the Corporation adopted a defined contribution benefit plan (the “Retirement Plan”) authorized under Section 401(k) of the Internal Revenue Code for all employees who are 21 years of age, have completed one year of service, and have worked a minimum of 1,000 hours annually. All employees as of January 1, 2004 were eligible to participate in the Retirement Plan. Eligible employees may contribute up to 100% of their current year compensation up to the maximum amounts as allowed by the Internal Revenue Code. For 2008, the maximum allowed annual elective deferral was $15,500 for under age 50 participants. For those who turned 50 by December 31, 2008, an additional catch-up contribution amount of $5,000 was allowed. The Corporation will contribute 100% of the first 4% of the employee’s contribution. The maximum allowed contribution by the employer to each employee was limited to 4% of $230,000 in 2008. The Corporation may also make an annual discretionary contribution as determined by the Board of Directors.

7.	Termination and Change of Control Benefits

a)

On March 10, 2003, the Corporation entered into an executive employment contract, effective January 1, 2003, which has been subsequently amended, with Allen Ambrose to serve as President and director of the Corporation and to provide day to day executive leadership and management of the Corporation (the “Ambrose Agreement”). The amended contract provides that Mr. Ambrose will receive annual compensation of $240,000 per year plus associated benefits. Effective January 1, 2008, Mr. Ambrose’s annual compensation was increased to $240,000 from $109,236 per year. The compensation shall be payable in equal installments. The original executive employment contract continued in effect until December 31, 2003 and is automatically renewed annually unless terminated. In the event of termination without cause, or upon the resignation by Mr. Ambrose upon a change of control (Mr. Ambrose must give 30 days notice of the change of control resignation and such notice must be given to the Corporation not later than one year after the later of the date i) Mr. Ambrose learns of the change of control and ii) the change of control takes effect), Mr. Ambrose will be paid an amount equal to the total compensation received by Mr. Ambrose from the Corporation in the six calendar months immediately prior to the date of termination and an additional one-sixth of this amount for every year including partial years that the executive served with the Corporation since November 1995. In addition, the Corporation, within 90 days of the date of termination, will be entitled to cancel any options held by Mr. Ambrose which remain unexercised on the date of expiration of the options by paying to Mr. Ambrose an amount equal to the difference between the exercise price of the options and the average closing price of the common shares on the relevant stock exchange or trading platform during the previous 30 days. Alternatively, the term of the options may be extended under mutually acceptable terms and conditions.

A change of control under the Ambrose Agreement includes the following: i) any change in ownership, direct or indirect, of shares of the Corporation and/or securities convertible into, exchangeable for or representing the right to acquire shares of the Corporation, as a result of or following which an acquiror beneficially owns, directly or indirectly, or exercises control or direction over, shares of the Corporation and/or convertible securities such that, assuming only the conversion, exchange or exercise of convertible securities beneficially owned by the acquiror, the acquiror would beneficially own, directly or indirectly, or exercise control or direction over, shares of the Corporation that would entitle the holders thereof to cast more than 35% of the votes attaching to all shares of the Corporation that may be cast to elect directors of the Corporation; ii) the acquisition by an acquiror of all or substantially all of the assets of the Corporation; and iii) a merger of the Corporation where the members of the board of the Corporation do not constitute a majority of the merged entity or the securityholders of the other parties to the merger hold more than 35% of the voting shares of the merged entity or the board of directors of the Corporation have resolved is a change of control.

If an event of termination without cause, or upon the resignation by Mr. Ambrose upon a change of control occurred on December 31, 2008 the following payments would have been made to Mr. Ambrose, depending on whether or not the outstanding options he held were cancelled as follows: $419,000 (which includes payment being made for cancelling options) or $536,000 (in the case where options were extended).

As a result of the McEwen Financing which was completed on February 26, 2009, a change of control, as defined under the Ambrose Agreement has occurred.

b)

On August 22, 2008, the Corporation entered into an executive employment contract, with Henry John to serve as Chief Financial Officer of the Corporation (the “John Agreement”). The contract provides that Mr. John will receive annual compensation of $125,000 per year plus benefits. The compensation shall be payable in equal monthly installments.

The Corporation may terminate Mr. John’s employment with the Corporation at any time without cause by giving Mr. John 12 months’ written notice of termination or by immediately terminating Mr. John’s employment by paying him an amount equal to one year’s base salary being $125,000. In addition, the Corporation, within 90 days of the date of termination, will be entitled to cancel any options held by Mr. John which remain unexercised on the date of termination by paying to Mr. John an amount equal to the difference between the exercise price of the options and the average closing price of the common shares on the TSX during the previous 30 days. Alternatively, the term of the options may be extended under mutually acceptable terms and conditions. If an event of termination without cause, occurred on December 31, 2008 the following payments would have been made to Mr. John, depending on whether or not the outstanding options he held were cancelled as follows: $125,000 (including any payment made for cancellation of outstanding options) or $125,000 (in the case where options were extended).

In the event of change of control or change of employment Mr. John shall have the option to resign his employment by giving the Corporation written notice no more than three months from the date of the change of control or change of employment, as applicable, and thereupon: a) all of the Employee’s options will be exercisable; and b) the Corporation will pay him an amount equal to one year’s base salary being $125,000. In addition, upon a change of control, change of employment or resignation all outstanding stock options held by Mr. John shall immediately vest. Termination of Mr. John’s employment by the Corporation within two years of a change of control of the Corporation shall be deemed to be termination without cause.

A change of control under the John Agreement includes the following: i) any change in direct or indirect ownership of the voting shares of the Corporation and/or convertible securities as a result of or following which an acquiror beneficially owns, directly or indirectly, or exercises control or direction over shares of the Corporation and/or convertible securities such that, assuming only the conversion, exchange or exercise of the convertible securities beneficially owned or controlled by the acquiror, that would entitle the holders thereof to cast more than 50% of the votes attaching to all shares of the Corporation that may be cast to elect directors of the Corporation; ii) the acquisition by any third party of all or substantially all of the assets of the Corporation; and iii) a merger of the Corporation where the members of the board of the Corporation do not constitute a majority of the merged entity or the securityholders of the other parties to the merger hold more than 50% of the voting shares of the merged entity or the board of directors of the Corporation have resolved is a change of control.

A change of employment means any of the following after a change of control: a) a change (other than a change that is clearly consistent with a promotion) in the Mr. John’s position or duties, responsibilities (including, without limitation, to whom the Mr. John reports and who reports to Mr. John), title or office in effect immediately prior to the change of control, which includes if Mr. John is removed or not re-elected or re-appointed to any such position or office; b) a reduction of Mr. John’s remuneration or benefits in effect immediately prior to the change of control, or any failure to increase the Mr. John’s remuneration or benefits in a manner consistent with practices in effect immediately prior to the change of control or with practices implemented subsequent to the change of control, whichever is more favourable to Mr. John; c) a change in Mr. John’s principal employment location; d) a determination, made in good faith by Mr. John that as a result of the change of control or any action or event thereafter, Mr. John’s status or responsibility in the Corporation or with respect to its subsidiaries has been diminished or Mr. John is being effectively prevented from carrying out his duties and responsibilities as they existed immediately prior to the change of control.

If an event of termination without cause, on a change of control or change of employment, or upon the resignation by Mr. John upon a change of control or change of employment occurred on December 31, 2008 Mr. John would have received $125,000.

B. Director Compensation

Effective December 20, 2006, the Corporation instituted a director’s fee to be paid to non-executive directors of the Corporation of Cdn$10,000 per annum; after 2006 the director’s fee will be paid in equal quarterly installments. The directors are also reimbursed for expenses incurred in attending any directors meetings. In addition, in 2006 the Corporation instituted a yearly fee of Cdn$5,000, paid in equal quarterly installments, to be paid to the Chairman of each of the Corporation’s committees. On September 11, 2008 the fees paid to the non-executive directors was revised, effective July 1, 2008, to a fee of Cdn$20,000 per annum, paid in quarterly installments. The fee of Cdn$5,000 per annum paid to each committee chairman was continued.

Directors are also eligible to participate in the Corporation’s Stock Option Plan. New directors receive 100,000 stock options which are granted in accordance with the Corporation’s Stock Option Plan. Thereafter stock options are granted following a similar process as those for executive officers as set out in “Option Based Awards”. See “Stock Option Plan for details of the Corporation’s Stock Option Plan.

In accordance with requirements of the Business Corporations Act (Alberta) the aggregate remuneration paid to the board of directors in their capacity as directors for the fiscal period ended December 31, 2008 was $87,082.

The Corporation, at the end of the financial year December 31, 2008, had seven directors, one of whom is a Named Executive Officer. For a description of the compensation paid to the Named Executive Officer of the Corporation who also acts as a director of the Corporation see “Summary Compensation Table”.

Director Compensation Table

The following table sets forth all compensation provided to directors who are not Named Executive Officers of the Corporation for the financial year ended December 31, 2008:

Name	Fees	Share-	Option-	Non-equity	Pension	All other	Total
	earned	based	based	incentive plan	value	compensation	(Cdn$)
	(Cdn$)	awards	awards	compensation	(Cdn$)	(Cdn$)
	(3)	(Cdn$)	(Cdn$)	(Cdn$)
Richard Clark	$ 8,333	Nil	Nil	Nil	Nil	Nil	$ 8,333
John Johnson Crabb	$ 6,250	Nil	Nil	Nil	Nil	Nil	$ 6,250
Gary A. Craig	$ 6,250	Nil	Nil	Nil	Nil	Nil	$ 6,250
A.D. Darryl Drummond	$ 15,000	Nil	Nil	Nil	Nil	5,280(4)	$ 20,280
Bonnie L. Kuhn	$ 6,250	Nil	Nil	Nil	Nil	53,500(1)	$ 59,750
Victor Lazarovici	$ 8,333	Nil	Nil	Nil	Nil	Nil	$ 8,333
Allan J. Marter	$ 20,000	Nil	Nil	Nil	Nil	114,639(2)	$ 134,639
Robert R. McEwen	$ 8,333	Nil	Nil	Nil	Nil	Nil	$ 8,333
Donald R.M. Quick	$ 8,333	Nil	Nil	Nil	Nil	Nil	$ 8,333

Notes:

(1)

Director resigned effective August 5, 2008. The payment of legal fees for services was Cdn$53,500 in 2008. The transaction was in the normal course of operations and was measured at the exchange amount, which is the amount of consideration established and agreed to with the director.

(2)	These fees were paid to Mr. Marter as a member of the Special Committee.

(3)

The fees paid are for the period in which the individual was a director. The following changes occurred to the board of directors during the year: Richard Clark was appointed a director on July 29, 2008; Messrs. Craig and Crabb resigned on August 5, 2008; Bonnie Kuhn resigned on August 5, 2008 and Messrs. McEwen, Lazarovici and Quick were appointed to the board of directors on August 5, 2008.

(4)	These fees were paid to Mr. Drummond as a member of the Special Committee.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards outstanding for each director who is not a Named Executive Officer of the Corporation as of the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of	Option	Option	Value of	Number of	Market or
	securities	exercise	expiration	unexercised	shares or units	payout value of
	underlying	price	date	in-the-money	of shares that	share-based
	unexercised	(Cdn$)		options	have not	awards that
	options			(Cdn$)	vested	have not vested
	(#)				(#)	(Cdn$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Richard Clark(1)	100,000	$ 0.81	11-Sep-13	Nil	N/A	N/A
John Johnson Crabb(2)	40,000	$ 0.31	21-Mar-13(3)	$ 6,200
	40,000	$ 0.55	10-Sep-09	Nil
	75,000	$ 0.60	28-Dec-10(3)	Nil	N/A	N/A
	250,000	$ 1.51	27-Dec-11(3)	Nil
	45,000	$ 1.36	23-May-13(3)	Nil
Gary A. Craig(2)	40,000	$ 0.31	21-Mar-13(4)	$ 6,200
	40,000	$ 0.55	10-Sep-09(4)	Nil
	75,000	$ 0.60	28-Dec-10(4)	Nil	N/A	N/A
	250,000	$ 1.51	27-Dec-11(3)	Nil
	45,000	$ 1.36	23-May-13(3)	Nil
A.D. Darryl	250,000	$ 1.51	27-Dec-11	Nil	N/A	N/A
Drummond(5)	45,000	$ 1.36	23-May-13	Nil
	80,000	$ 0.55	10-Sep-09	Nil
Bonnie L.	100,000	$ 0.60	28-Dec-10	Nil
Kuhn(2)	300,000	$ 1.51	27-Dec-11	Nil	N/A	N/A
	50,000	$ 1.36	23-May-13	Nil
Victor Lazarovici	100,000	$ 0.81	11-Sep-13	Nil	N/A	N/A
Allan J. Marter	250,000	$ 1.51	27-Dec-11	Nil	N/A	N/A
	90,000	$ 1.36	23-May-13	Nil
Robert R. McEwen	100,000	$ 0.81	11-Sep-13	Nil	N/A	N/A
Donald R. M Quick	100,000	$ 0.81	11-Sep-13	Nil	N/A	N/A

Notes:

(1)	Resigned as Director on February 2, 2009 and none of the 100,000 options he held had vested prior to his resignation.
(2)	Resigned as Director, August 5, 2008.
(3)

The period of time the options could be exercised after ceasing to be a director was extended by the Board of Directors upon his resignation, to the earlier of the original expiration date and February 5, 2010.

(4)

The period of time the options could be exercised after ceasing to be a director was extended by the Board of Directors upon his resignation, to the earlier of the original expiration date and March 15, 2009.

(5)	Resigned as Director, February 23, 2009.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets forth the value of option-based awards and share-based awards which vested or were earned during the financial year ended December 31, 2008 for directors who are not Named Executive Officers of the Corporation:

	OPTION-	SHARE
	BASED	BASED
	AWARDS-	AWARDS-	NON-EQUITY
	VALUE	VALUE	INCENTIVE PLAN
	VESTED	VESTED	COMPENSATION-
	DURING THE	DURING THE	VALUE EARNED
	YEAR	YEAR	DURING THE YEAR
NAME	(Cdn$)	(Cdn$)	(Cdn$)
John Johnson Crabb(1)(2)	1,350	N/A	N/A
Gary A. Craig(1)(2)	1,350	N/A	N/A
A.D. Darryl Drummond(1)(2)	1,350	N/A	N/A
Bonnie L. Kuhn(1)(4)	1,500	N/A	N/A
Allan J. Marter(1)(3)	2,700	N/A	N/A

Notes:

(1)

Stock options were granted at an exercise price of C$1.36 on May 23, 2008, of which all options vested immediately. The fair value of the stock options granted was calculated using the Black-Scholes option pricing model with the following range of assumptions: dividend yield – Nil; risk free interest rate – 3.34%; expected volatility of 48.55% and an expected life of 60 months. The value of the options at the closing on the last trading day immediately preceding the day of the options being granted was Cdn$1.36. The closing price on the day of the option grant was Cdn$1.39.

(2) (3) (4)	Received 45,000 options on May 23, 2008 that were fully vested. Received 90,000 options on May 23, 2008 that were fully vested. Received 50,000 options on May 23, 2008 that were fully vested.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity compensation plan information for the most recently completed financial year ended December 31, 2008:

Plan Category	No. of securities to be	Weighted-average	No. of securities
	issued upon exercise	exercise price of	remaining available for
	of outstanding	outstanding options,	future issuance under
	options, warrants and	warrants and rights	equity compensation
	rights (1)		plans (excluding securities
reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	10,985,000	Cdn$1.15	3,999,243
Equity compensation plans not approved by security holders	--	--	--
Total	10,985,000	Cdn$1.15	3,999,243

Note:

(1)	Assuming outstanding options are fully vested.

See “Stock Option Plan” for further details.

STOCK OPTION PLAN

History of Stock Option Plan and Amendments

The Board of Directors of the Corporation has adopted a stock option plan (the “Plan”) which was approved with amendments by the shareholders of the Corporation at the Annual and Special Meeting of Shareholders held on June 26, 1996. Subsequently at the Corporation’s Annual and Special Meeting of Shareholders held on June 26, 1998, the shareholders of the Corporation approved a further amendment increasing the total number of common shares reserved for issuance under the Plan from 2,000,000 to 3,000,000 common shares. Further at the Corporation’s Annual General and Special Meeting of Shareholders held on June 23, 2000, the shareholders of the Corporation approved a further amendment increasing the total number of common shares reserved for issuance under the Plan from 3,000,000 to 6,000,000 common shares. Further at the Corporation’s annual general and special meeting of shareholders held on September 3, 2003, the shareholders approved a further amendment increasing the percentage of common shares reserved from 10% to 20% of the Corporation’s issued and outstanding shares. Further at the Corporation’s Annual General and Special Meeting of Shareholders held on June 23, 2005, the shareholders of the Corporation approved a further amendment increasing the total number of common shares reserved for issuance under the Plan from 6,000,000 to 9,000,000 common shares. Finally at the Corporation’s Annual General and Special Meeting of the Shareholders held on June 28, 2006 the shareholders of the Corporation approved the following amendments to the Plan: a) to decrease the percentage of common shares reserved from 20% to 10% of the Corporation’s issued and outstanding shares; b) to provide for an additional 6,169,643 shares to be granted under the terms of the Plan, thereby increasing the total number of shares that may be issued under the plan from 9,000,000 to 15,169,643 shares; and c) to amend the Plan to reflect the changes made to the Plan for U.S. tax provisions on the treatment of employee options.

On May 22, 2007 the Board of Directors approved certain amendments to the Plan to address current trends and the adopted rules of the Toronto Stock Exchange as the Corporation was now listed on the Toronto Stock Exchange and to make some house cleaning changes. A full description of these amendments was set forth in the Corporation’s Management Information Circular dated May 10, 2007 (a copy which has been filed on SEDAR at www.sedar.com and upon request the Corporation will promptly provide a copy of such document free of charge. See “Additional Information” for the Corporation’s contact information.) As of May 22, 2007, out of the total 15,169,643 shares provided for issuance under the Plan only 1,448,643 shares remained available for grant. The Board of Directors believed additional shares would be needed under the Plan to provide appropriate incentives to key employees and others. As of May 22, 2007 the issued and outstanding common shares of the Corporation was 166,300,767 and 10% of this would equal 16,630,076. Accordingly on May 22, 2007 the Board of Directors also approved the following amendment to the Plan, subject to regulatory and shareholder approval, to provide for an additional 1,460,433 shares to be issued pursuant to the exercise of options granted under the terms of the Plan, thereby increasing the total number of shares that may be issued under the Plan from 15,169,643 to 16,630,076 shares.

The amendments made to Plan on May 22, 2007 by the Board of Directors were not approved by the shareholders at the annual general and special meeting held on June 28, 2007.

On June 2, 2008 the Board of Directors once again approved certain amendments to the Plan to address current trends and the adopted rules of the Toronto Stock Exchange as the Corporation was now listed on the Toronto Stock Exchange and to make some house cleaning changes. Some changes were made to the amendments proposed in 2007 to reflect comments received from a significant shareholder. In summary the Board of Directors approved the following amendments which:

1)	clarified that the Board of Directors of the Corporation or a committee established by the Board of Directors can administer the Plan;
2)	clarified that if options were cancelled, the unpurchased shares would once again be available for the purpose of the Plan;
3)

restricted the number of common shares which may be reserved for issuance to insiders under the Plan, together with any other security based compensation arrangements of the Corporation to not more than 10% of the common shares issued and outstanding at the time of the grant;

4)

restricted the number of common shares which may be issued to insiders under the Plan, together with any other security based compensation arrangements of the Corporation, within any one year period to not more than 10% of the issued and outstanding common shares;

5)

replaced the current provision on vesting which allowed the board of directors or the committee of directors, as applicable to determine vesting with a vesting provision that requires all options granted to vest over a three year period;

6)	clarified that directors, officers, management, consultants and employees of the Corporation or any of its subsidiaries or affiliates are eligible to receive options under the Plan;
7)

revised the determination of the exercise price of any options granted under the Plan to be the closing price of the Corporation’s shares on the stock exchange on which the shares of the Corporation are listed on the last trading day immediately preceding the day on which the options are granted. In addition, the provision allowing the exercise price of the options to be less any discounts permitted by the policies of any stock exchange or exchanges was removed. Finally, a provision to determine the exercise price for options for situations where the Corporation’s shares have not traded on any exchange or over-the-counter market for extended period of time was added;

8)	incorporates a mechanism for extending the term of an option to take into account a blackout period which is in effect at or near the expiry date of the option;
9)

removing the requirement that options granted to consultants in connection with specific services shall be exercised only after the completion of services and no later than 30 days following the date of completion of services. This was a TSX Venture Exchange requirement to deal with options granted to consultants providing investor relations, which is no longer required;

10)	add in a provision allowing optionees to pay for exercises of options by way of wire transfer;
11)

cleaned up some inconsistencies in the Plan regarding when options expire if an optionee ceases to be a director, officer, consultant or an employee of the Corporation or any of its subsidiaries or affiliates by: i) amending the date for which an optionee who ceases to be a director, officer, consultant or an employee of the Corporation or any of its subsidiaries or affiliates for any reason other than death, from 90 days to three months in Section 11 which allowed section 17(d)(i) to be deleted as it was repetitive; ii) deleting section 17(d)(ii), as the Plan does not provide for disability and this section could therefore be confusing; and iii) deleting section 17 (d) (iii) as it repeats section 12 of the Plan and is therefore repetitive;

12)
 in the adjustment provisions have defined a liquidation or dissolution of the Corporation or upon a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than forty percent (40%) (reduced from eighty (80%) percent) of the then outstanding shares of the Corporation to be a triggering event which requires notice to be provided the holders of options, provides for the acceleration of vesting of options and now sets out what happens to the options if the triggering event does not occur;

13)	clarified the number of options that can be granted under the Plan as Incentive Stock Options (“ISOs”) as defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”);
14)	set outs the specific conditions under which the Plan may be amended (including specifying which amendments will require shareholder approval);
15)	provided that the Plan is to governed, administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein; and
16)	cleaned up some housekeeping items.

As of June 2, 2008, out of the total 15,169,643 shares provided for issuance under the Plan only 198,643 shares remained available for grant. The Board of Directors believed additional shares would be needed under the Plan to provide appropriate incentives to key employees and others. As of June 2, 2008 the issued and outstanding common shares of the Corporation was 189,402,435 and 10% of this equaled 18,940,243. Accordingly on June 2, 2008 the Board of Directors also approved the following amendment to the Plan, subject to regulatory and shareholder approval, to provide for an additional 3,770,600 shares to be issued pursuant to the exercise of options granted under the terms of the Plan, thereby increasing the total number of shares that may be issued under the plan from 15,169,643 to 18,940,243 shares.

The amendments made to the Plan on June 2, 2008 were approved by the shareholders at the annual general and special meeting held on June 27, 2008.

On August 5, 2008, in accordance with the amendment provisions of the Plan, the Board of Directors of the Corporation amended section 11 of the Plan to allow for an extension to the time an option could be exercised after a Participant under the Plan ceases to be with the Corporation. Prior to the amendment if a Participant under the Plan ceased to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates for any reason (other than death), the Participant may but only within the three months next succeeding the Participant's ceasing to be a director, officer, employee or consultant, exercise the Participant's option to the extent that the Participant was entitled to exercise it at the date of such cessation. The Board of Directors amended to the Plan to allow that notwithstanding the foregoing, the board of directors, or the Committee, as applicable, may extend the period of time within which a option may be exercised by a Participant who has ceased to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates, up to a period of 18 months from the date of such cessation but such an extension shall not be granted beyond the original expiry date of the Option. The Board of Directors also clarified that no options could be exercised during this extended period if the option had expired. In accordance with the amendment provisions to the Plan this amendment did not require shareholder approval. This amendment was approved by the Toronto Stock Exchange.

Outstanding Options

As a result of the various amendments listed above the aggregate number of common shares to be delivered upon the exercise of all options granted under the Plan shall not exceed 10% of the Corporation’s issued and outstanding common shares from time to time, up to a maximum of 18,940,243 common shares (which is 8.2% of the issued and outstanding common shares on May 12, 2009). As of May 12, 2009, there are options outstanding to purchase an aggregate of 10,545,000 common shares, representing approximately 55.7% of the options available to be granted under the Plan and 4.6 of the issued and outstanding common shares of the Corporation. As of May 12, 2009, there are options available for granting under the Plan which, if granted, would enable the holders to purchase an aggregate of 3,999,243 common shares, representing approximately 21.1% of the common shares reserved for the granting of options and 1.7% of the issued and outstanding common shares of the Corporation.

Other than the amendments to the Plan approved by the Board of Directors on June 2, 2008 and subsequently approved by the shareholders at the annual general and special meeting on June 27, 2008, and the amendments made to the Plan made by the Board of Directors on August 5, 2008, which did not require shareholder approval, there have been no further amendments made to the Plan.

During the financial year ended December 31, 2008 amendments to the terms of previously granted options were made to the options held by Messrs. Crabb and Craig, former directors of the Corporation, on their resignations on August 5, 2008, to extend the period of time in which the options they held could be exercised after they ceased to be a director. This period was extended from three months as follows: With respect to Mr. Crabb’s options (40,000 options at Cdn$0.31 expiring March 21, 2013, 75,000 options at Cdn $0.59 expiring December 5, 2008, 40,000 options at Cdn $0.55 expiring September 10, 2009, 75,000 options at Cdn$0.60 expiring December 28, 2010, 250,000 options at Cdn$1.51 expiring December 27, 2011, and 45,000 options at Cdn$1.36 expiring May 23, 2013) he will have until the earlier of the original expiry date and February 5, 2010 (eighteen months from August 5, 2008) to exercise these options. With respect to Mr. Craig’s options he will have until the earlier of the original expiry date of the options; and March 15, 2009 for the options expiring respectively on March 21, 2013 (40,000 options at Cdn$0.31), December 5, 2008 (75,000 options at Cdn$0.59), September 10, 2009 (40,000 options at Cdn$0.55), and December 28, 2010 (75,000 options at Cdn$0.60) and February 5, 2010 (eighteen months from August 5, 2008) for the options expiring respectively on December 27, 2011 (250,000 options at Cdn$1.51) and May 23, 2013 (45,000 options at Cdn$1.36).

Certain provisions of the Plan as amended on August 5, 2008 are described below.

Summary of the Plan

(i)	General

The purpose of the Plan is to advance the interests of the Corporation or any of its subsidiaries or its affiliates by encouraging the directors, officers, employees and consultants of the Corporation and its subsidiaries and affiliates to acquire common shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and its subsidiaries and affiliates and furnishing them with additional incentive in their efforts on behalf of the Corporation and its subsidiaries and affiliates in the conduct of their affairs.

(ii)	Common Shares Reserved for Issuance Under the Plan

The common shares to be offered under the Plan consist of common shares of the Corporation's authorized but unissued common shares. The aggregate number of common shares to be delivered upon the exercise of all options granted under the Plan shall not exceed 10% of the Corporation's issued and outstanding common shares from time to time, up to a maximum of 18,940,243 common shares. The number and kind of common shares available for grants under the Plan is subject to adjustment by the Board of Directors or a committee established by the board of directors for that purpose (collectively the “Board of Directors”) if the outstanding common shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of securities of the Corporation through reorganization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation.

If any option granted under the Plan is cancelled, expires or terminates for any reason without having been exercised in full, the unpurchased common shares subject thereto will again become available for the purpose of the Plan. No fractional common shares are issued under the Plan on any such adjustment.

As of May 12, 2009 an aggregate of 14,941,000 options have been granted to the directors, officers, employees and consultants of the Corporation or its subsidiaries or its affiliates pursuant to the Corporation's Plan of which 4,396,000 options have been exercised and 4,195,000 have been cancelled or expired. As of May 12, 2009 there are currently 10,545,000 options outstanding which is 4.6% of the issued and outstanding common shares. As of May 12, 2009 there are, 3,999,243 options available for grant under the Plan.

(iii)	Administration

The Plan is interpreted and administered by the Board of Directors. A majority of the Board of Directors constitutes a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

Subject to the provisions of the Plan, the Board of Directors has authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board of Directors are binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted under the Plan is to be evidenced by an agreement, signed on behalf of the Corporation and by the optionee, in a form approved by the Board of Directors.

(iv)	Participation and Types of Grants

Directors, officers, management, consultants and employees of the Corporation or any of its subsidiaries or affiliates are eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as “Participants”). The Board of Directors determines to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted, and the number of common shares to be subject to each option. An individual who has been granted an option may, if the Participant is otherwise eligible, and if permitted under the policies of the stock exchange or stock exchanges on which the common shares of the Corporation are listed, be granted an additional option or options if the directors so determine.

The maximum number of shares which may be reserved for issuance to insiders (the term “insider” shall have the meaning ascribed thereto in the Securities Act (Alberta) and the Toronto Stock Exchange policies from time to time) under the Plan, together with any other security based compensation arrangements of the Corporation, shall not exceed 10% of the shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of shares which may be issued to insiders under the Plan, together with any other security based compensation arrangements of the Corporation, within any one year period shall not exceed 10% of the issued and outstanding shares. All options granted pursuant to this Plan shall be subject to the rules and policies of any stock exchange or exchanges on which the shares of the Corporation are then listed and any other regulatory body having jurisdiction.

(v)	Exercise Price

The Board of Directors determines the exercise price of the common shares covered by each option granted under the Plan. The exercise price of options granted under the Plan may not be less than the closing price of the Corporation's common shares on the stock exchange on which the common shares of the Corporation are listed on the last trading day immediately preceding the day on which the options are granted, subject to applicable laws and regulations. If the shares of the Corporation have not traded on any exchange or over-the-counter market for an extended period of time, the exercise price of the options will be the fair market value of the shares as determined by the Board of Directors.

(vi)	Duration and Exercise of Options

The option period is a period of time fixed by the Board of Directors, not to exceed the maximum period permitted by any stock exchange on which the Corporation’s common shares are then listed or other regulatory body having jurisdiction, provided that the option period may be reduced with respect to any option as provided in “Termination of Employment or Service, Death and Assignment” below.

Except as set forth in “Termination of Employment or Service, Death and Assignment” below, no option may be exercised unless the Participant is at the time of such exercise a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates.

Notwithstanding the foregoing, the expiry date of the option (“Fixed Term”) will be adjusted, without being subject to discretion of the Board of Directors, to take into account any self-imposed blackout period by the Corporation imposed on the Participant as follows: a) if the Fixed Term of the option falls within a blackout period imposed on the Participant by the Corporation, then the Fixed Term of the option is the close of the 10th business day after the end of the such blackout period (the “Blackout Expiration Term’); or b) if the Fixed Term falls within two business days after the end of a blackout period imposed on the Participant by the Corporation, then the Fixed Term will be that date which is the Blackout Expiration Term reduced by the number of business days between the Fixed Term and the end of such blackout period (ie options whose Fixed Term expires two business days after the end of the blackout period will only have an additional eight business days to exercise).

Any options granted under the Plan shall vest to the Participant, and maybe exercisable by the Participant over a period of three years with 33 1\3% exercisable on each of the first, second and third anniversaries of the grant date. The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of common shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque, funds wired to the Corporation’s bank account or a bank draft for the full purchase price of such common shares with respect to which the option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any common shares subject to an option under this Plan, unless and until the certificates for such common shares are issued to such persons under the terms of the Plan.

No person entitled to exercise an option has any of the rights or privileges of a shareholder of the Corporation in respect of any common shares issuable upon exercise of such option until certificates representing such common shares are issued and delivered.

(vii)	Termination of Employment or Service, Death and Assignment

If a Participant shall cease to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates for any reason (other than death), the Participant may but only within the three months next succeeding the Participant's ceasing to be a director, officer, employee or consultant, and in no event after the expiry date of the Participant’s option, exercise the Participant's option to the extent that the Participant was entitled to exercise it at the date of such cessation. Notwithstanding the foregoing, the Board of Directors may extend the period of time within which a option may be exercised by a Participant who has ceased to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates, up to a period of 18 months from the date of such cessation but such an extension shall not be granted beyond the original expiry date of the option.

In the event of the death of a Participant, any option then held by the Participant will be exercisable within the twelve (12) months following the Participant’s death, but only: (a) by the person or persons to whom the Participant's rights under the option pass by the Participant's will or the laws of descent and distribution; and (b) if and to the extent that the Participant was entitled to exercise the option at the date of the Participant's death.

Other than as set out in this section, options are not assignable or transferable.

(viii)	Triggering Event

Upon the liquidation or dissolution of the Corporation or upon a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than forty percent (40%) of the then outstanding shares of the Corporation (the “Triggering Event”), the Plan shall terminate, and any options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of options theretofore granted, or the substitution for such options of new options covering the shares of a successor employer corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and prices, in which event the Plan and options theretofore granted shall continue in the manner and upon the terms so provided. If the Plan and unexercised options shall terminate pursuant to a Triggering Event, then the Corporation shall give notice to the Participant to such effect (the “Expiry Notice”) not less than thirty days prior to the consummation of the Triggering Event which shall specify the Triggering Event and the closing date of the Triggering Event (the “Expiry Date”). Upon receipt of an Expiry Notice an Participant shall immediately thereafter be entitled to exercise all options outstanding and previously unexercised, regardless of whether such Participant would otherwise be entitled to exercise such options to such extent at that time and such exercise shall be conditional upon the closing of the Triggering Event. To the extent that options have not been so conditionally exercised and all monies due to the Corporation as a result of such exercise have not been received by the Corporation prior to the Expiry Date, then such options shall thereafter expire and be void provided that if the Triggering Event does not close on the Expiry Date specified in the Expiry Notice, or any amendment thereto, then the options shall not terminate pursuant to this subparagraph, the options shall be deemed not to have been exercised and all monies conditionally received by the Corporation shall forthwith be returned to the Participant, without interest, and the provisions of this subparagraph shall continue to apply from time to time during the option period.

(ix)	Amendment and Termination of the Plan

The Board of Directors may at any time or from time to time, in its sole and absolute discretion, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions or options granted pursuant to the Plan, subject to any required approval of any regulatory authority or stock exchange. Any amendment to the Plan at any time may not materially and adversely affect any option previously granted to a Participant without the consent of the Participant, except to the extent required by law. Any such amendment shall be subject to the receipt of requisite regulatory approval including, without limitation, the approval of any stock exchange upon which the shares of the Corporation may trade from time to time, provided, however, that no such amendment may: (i) increase the maximum number of shares that may be optioned under the Plan; (ii) increase the maximum number of shares which maybe reserved for issuance to insiders pursuant to the exercise of options granted under the Plan together with any other security based compensation arrangements of the Corporation as set forth in Section 4 hereof; or (iii) change the manner of determining the minimum exercise price, unless shareholder and regulatory approval is obtained. Any amendments to the terms of an option under the Plan shall also require regulatory approval, including without limitation, the approval of any stock exchange upon which the shares of the Corporation may trade from time to time. In addition, any amendment to the term of an option under the Plan which would extend the expiry date of an option held by an insider or amend the exercise price of an option held by an insider will require shareholder approval. For greater certainty, the Board of Directors may make the following amendments without seeking the approval of the shareholders of the Corporation:

a)	amendments to the Plan to rectify typographical errors and\or to include clarifying provisions for greater certainty;
b)	amendments to the expiry date of an option, unless the amendment extends expiry date of an Option held by an insider;
c)	amendments to the termination provisions of an option or the Plan;
d)	amendments necessary to comply with applicable law or the requirements of any stock exchange on which the common shares of the Corporation are listed;
e)	amendments to the exercise price (which exercise price must comply with the provisions of Section 8 hereof) unless such amendment would benefit insiders of the Corporation; and
f)	the inclusion of cashless exercise provisions in the Plan or in any option granted hereunder, which provide for a full deduction of the number of underlying securities from the Plan reserve.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s Board of Directors considers good corporate governance to be central to the effective and efficient operation of the Corporation. The Corporation is required to disclose its corporate governance practices on an annual basis pursuant to National Instrument 58-101F1. In preparing this disclosure the Corporation has consulted the corporate governance guidelines set forth in National Policy 58-201 (“Guidelines”). In addition, the Corporation has also been reviewing its governance practices in response to the extensive regulatory changes in progress arising from the US Sarbanes-Oxley Act of 2002. The Board of Directors intends to continue to assess its corporate governance methods as part of the Board’s ongoing commitment to ensure effective corporate governance.

Board of Directors

The Board is currently comprised of seven directors. This appears to be an efficient size for the business and permits an appropriate mix of skills and experience. The Board has considered the relationship to the Corporation of each of the current directors pursuant to National Instrument 52-110 section 1.4 and has determined that five of its directors are independent and therefore a majority of the board of directors is independent. Mr. Ambrose as President and Chief Executive Officer is not independent. Mr. McEwen, as Executive Chairman of the Board is not independent. The remaining directors, Messrs. Marter, Lazarovici, Quick, Stein, and Brissenden would be considered independent.

The following directors are directors of other reporting issuers as listed:

Robert R. McEwen: US Gold Corporation, Lexam Explorations Inc.

Allen V. Ambrose: Century Mining Corporation, Caerus Resource Corporation, Mexivada Mining Corporation, Rockgate Capital Corporation, Gold Port Resources Ltd, Stoneshield Capital Corp., Northrock Resources Inc., Butler Resource Corporation

Victor Lazarovici: Abacus Mining and Exploration Allan J. Marter: Franconia Minerals Corporation Dr. Donald R. M. Quick: none

Michael L. Stein: Canadian Apartment Properties Real Estate Investment Trust

Richard W. Brissenden: Regal Consolidated Ventures Limited, Excellon Resources Inc., Canuc Resources Corporation, Corona Gold Corporation, Lexam Explorations Inc., Valdez Gold Inc.

The independent members of the Board of Directors do not hold regularly scheduled meetings at which the non-independent directors and members of management are not in attendance. Although the independent directors do not hold meetings without the non-independent directors and members of management, the Board facilitates open and candid discussion among its independent directors by holding when required in-camera sessions for independent members during board meetings. In addition, as the need has required special committees of independent directors have been formed. See “Other Board Committees” for further details.

Mr. Ambrose was Chairman of the Board until February 23, 2009, at which time Mr. McEwen was appointed Executive Chairman of the Board. Mr. McEwen would not be considered independent under the Guidelines. As Executive Chairman Mr. McEwen presides over all meetings of directors and shareholders of the Corporation and is responsible for assisting the President and Chief Executive Officer in establishing the strategic direction of the Corporation. The Corporation believes that this structure presently reflects the entrepreneurial leadership of the Corporation. The Board is satisfied that autonomy of the Board and its ability to function independently of management are protected by means such as the composition of the audit committee by independent directors, and the use of special committees composed of independent directors. In addition, the independent directors either have significant experience as directors and officers of publicly traded companies (including senior companies) or members of the financial investment community and, therefore, do not require the guidance of an independent Chairman of the Board in exercising their duties as directors.

The Board of Directors of the Corporation met seven times during the financial year ended December 31, 2008. A number of changes occurred to the Board of Directors in 2008 and in 2009.The disclosure below sets forth the number of meetings attended by directors and the number of meetings held for the period in which they were a director, as the case maybe:

Allen V. Ambrose: 7/7 meetings
A. Darryl Drummond: 6/7 meetings
Bonnie L. Kuhn: 6/6 meetings (resigned August 5, 2008)
Gary A. Craig: 5/6 meetings (resigned August 5, 2008)
John J. Crabb: 4/6 meetings (resigned August 5, 2008)
Allan J. Marter: 7/7 meetings
Richard P. Clark: 2/2 meetings (appointed July 29, 2008)
Robert R. McEwen: 1/1 meeting (appointed August 5, 2008)
Victor Lazarovici: 1/1 meeting (appointed August 5, 2008)
Donald R.M. Quick: 1/1 meeting (appointed August 5, 2008)

Board Mandate

The Board of Directors has not adopted a formal written mandate. The Board of Directors is responsible for the stewardship of the Corporation. It has the responsibility to oversee the conduct of the business, supervise management and endeavour to ensure that all major issues affecting the business and affairs of the Corporation are given proper and due consideration. The President and Chief Executive Officer, along with his management team, is responsible for formulating the mission, strategies and policies of the Corporation and presenting them to the Board for approval. The Board considers the information provided by the President and Chief Executive Officer and management and if appropriate, approves the strategies of the Corporation and the policies in which it is managed. Once implemented, the Board monitors and evaluates management’s performance on an ongoing basis and provides support and guidance to the President and Chief Executive Officer in achieving the Corporation’s business objectives.

The strategies and policies presented by management and approved by the Board establish the corporate objectives that the President and Chief Executive Officer is responsible for meeting and define the limits of management’s responsibilities. Matters that may result in a variance to the approved strategies and policies require Board approval. In addition, it is the practice of the Board to approve any major capital expenditures, acquisitions, divestitures or other material transactions, whether or not specifically set out in the annual business plan.

The Corporation’s directors can consult with the Corporation’s outside counsel as they may consider appropriate. In addition, an individual director can engage an outside advisor at the Corporation’s expense in appropriate circumstances with the approval of the Board of Directors.

The Board has delegated certain responsibilities to the audit, corporate governance, and compensation and nominating committees, all which have written charters, which have been accepted by the Board.

Position Descriptions

The Board has not developed written position descriptions for the chair and the chair of each Board Committee. The Executive Chairman of the Board’s role is to preside over all meetings of the Board, serve as a liaison with the other directors, consult regarding agendas and information sent to the Board and notify the Board members regarding any legitimate shareholder concerns of which he becomes aware. Mr. McEwen is and has acted as chairman of the board of numerous publicly traded companies (including senior companies) and therefore brings with him extensive knowledge and experience.

The Chair of each committee, in consultation with each committee member will determine the frequency and length of committee meetings and will develop the committee’s agenda based on the role of the committee as set out in its charter.

The Board and the President and CEO have not developed a written position description for the President and CEO, however a summary of his responsibilities is included in the Ambrose Agreement with the Corporation. The directors are kept fully informed of management actions that have a material impact on the operation and performance of the Corporation. All material contracts and agreements are put before the Board for approval and ratification. The Board has charged the President and CEO with the responsibilities for the day to day running of the Corporation and to propose strategic direction, policies and financial goals for the review, consideration and approval of the Board.

Orientation and Continuing Education

The Board of Directors of the Corporation takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Corporation.

The first step is to assess a new director’s set of skills and professional background. This allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Corporation’s business will be necessary and relevant to each new director.

Once assessed, the second step is taken by one or more existing directors, who may be assisted by the Corporation’s management, to provide the new director with the appropriate orientation through meetings, telephone calls and correspondence.

To ensure the Board of Directors provides continuing information for its directors so they maintain the skill and knowledge necessary for them to meet their obligations as directors of the Corporation, there are technical presentations made as required at meetings of the Board. The presentations can range from a review of the Corporation’s financial statements to various aspects of the Corporation’s business. The Board believes the discussion among the directors, management and outside experts at these meetings provides a valuable learning resource for directors without expertise in the subject matter being presented.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Corporation, the Board of Directors seeks to foster a culture of ethical conduct by striving to ensure the Corporation carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board on March 31, 2009 adopted a Code of Business Conduct and Ethics for its directors, officers and employees (the “Code”). A copy of the Code is available under the Corporation’s profile at www.sedar.com. The Board does not actively monitor compliance  ith the Code, but requires prompt notification of apparent or real breaches so that it may investigate and take action. The Board recognizes its responsibility to set the tone for proper conduct by its management and employees in carrying on business. The Code has been circulated to all employees, all of whom understand that it will be enforced.

  encourages management to consult with legal and financial advisors to ensure the Corporation is meeting those requirements.

  is cognizant of the Corporation’s timely disclosure obligations and reviews material disclosure documents such as financial statements, Management’s Discussion & Analysis (MD&A) and news releases prior to distribution.

  relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Corporation’s external auditor.

  actively monitors the Corporation’s compliance with the Board’s directives and ensures that all material transactions are reviewed and authorized by the Board before being undertaken by management.

  has set up special committees of the board of directors composed of independent directors to review certain transactions that could impact management or in which directors are conflicted.

Under corporate law, the directors are required to disclose to the Board (and to any applicable committee) any financial interest or personal interest in any contract or transaction that is being considered by the Board or committee for approval that they or an associate may have. The interested director shall abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter. Disclosed conflicts of interest are documented in the minutes of the meeting or resolutions, as the case maybe. In dealing with Mr. McEwen on the 2009 McEwen Agreement see “Interests of Informed Persons in Material Transactions”, Mr. McEwen excused himself and left the directors meeting following his proposal for a private placement and then a special committee of independent directors was set up to review the private placement with Mr. McEwen.

Nomination of Directors

Until July 2008 the Board of Directors had remained unchanged for a number of years. After the annual general and special meeting of shareholders held on June 27, 2008 a number of changes were made to the Board of Directors. Pursuant to the First McEwen Agreement, the Second McEwen Agreement and the 2009 McEwen Agreement, Mr. McEwen has the right to nominate 3 directors to the Corporation’s Board. On August 5, 2008, Mr. McEwen himself joined the Board upon exercise of his right under the First McEwen Agreement and the Second McEwen Agreement. In connection with the 2009 McEwen Agreement, Mr. McEwen was granted the right to right to nominate an additional two directors to the Corporation’s Board. Messrs Brissenden and Stein were appointed to the Board of Directors on February 23, 2009 pursuant to the exercise of this right. In addition, pursuant to the 2009 McEwen Agreement, the Corporation agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of the Corporation at not more than seven. See “Interest of Informed Persons in Material Transactions” for further details. With respect to other appointments made in the last year recommendations were received from management, the Board and the Corporation’s largest shareholder, candidates were interviewed by management and the chairman of the special committee, and the appointees’ business experience, skills and ability to devote the time required were reviewed and recommendations made to the Board. A similar process will be followed in the future.

In September 2008 the Board approved combining the compensation and nominating committees into one committee and appointed the current members being Allan J. Marter, Robert R. McEwen and Donald R. Quick. Currently only Messrs. Marter and Quick are independent directors. Mr. McEwen would not be considered independent as a result of his appointment as Executive Chairman on February 23, 2009. The composition of this committee will be reviewed after the Meeting to ensure all members are independent. In December 2006 the Board approved a nominating committee charter which sets forth the duties and responsibilities of the committee. The committee’s responsibilities include identifying and recommending new members to the board, annually reviewing the qualifications of the existing Board members, reviewing on a periodic basis the size and composition of the Board and the various committees and making recommendations to the Board, and establishing procedures for the appropriate orientation and education programs for new appointees to the Board and the continuing education of the Board.

Compensation

The Compensation and Nominating Committee of the Corporation will act on behalf of and subject to the direction of the Board of Directors of the Corporation in all matters pertaining to the compensation, benefits and performance of the executive officers and all personnel of the Corporation that report to the President and Chief Executive Officer and any other business entity controlled in fact by the Corporation (each an "affiliate") (including the President and Chief Executive Officer, Chief Financial Officer, Vice-Presidents and any group of senior employees identified by the Compensation Committee from time to time), this group being referred to as the "Senior Management Group" and to review the compensation of the Board and the members of any committees. The objective of the Committee will be to assist in attracting, retaining and motivating executives and key personnel in view of the Corporation’s goals. The process followed by the committee in respect of compensation is described under “Compensation Discussion and Analysis”.

In addition, the Executive Chairman of the Board, directors, CEO, CFO and executive officers are granted stock options under the Corporation’s Plan. The Board of Directors determines the terms of each stock option within the parameters set out in the Corporation’s Plan and applicable stock exchange rules and policies.

In September 2008 the Board approved combining the compensation and nominating committees into one committee and appointed the current members being Allan J. Marter, Robert R. McEwen and Donald R. Quick. Currently only Messrs. Marter and Quick are independent directors. Mr. McEwen would not be considered independent as a result of his appointment as Executive Chairman on February 23, 2009. The composition of this committee will be reviewed after the Meeting to ensure all members are independent.

In December, 2006 the board of directors approved a compensation committee charter which sets forth the duties and responsibilities of the committee. The committees responsibilities include developing or approving performance indicators and corporate objectives for the CEO and assessing the performance of the CEO annually against such benchmarks, determining or recommending to the Board the compensation, including annual salary of the CEO based on the preceding, making recommendations to the Board regarding compensation, incentive-compensation plans and equity based plans of the Senior Management Group, monitor and assess the Senior Management Group, review and approve Senior Management Group employment agreements, review and approve the President and CEO’s recommendations for bonus, severance and termination arrangement of the Senior Management Group, review and make recommendations on compensation of the Board, and members of the committees.

Other Board Committees

In addition to the other committees disclosed above and the Audit Committee, see section “Audit Committee and Relationship With Auditors”, the Board has a corporate governance committee. In December, 2006 the board of directors approved a corporate governance committee charter which sets forth the duties and responsibilities of the committee. The current members of this committee are Victor Lazarovici (appointed September 11, 2008), Donald R. Quick (appointed September 11, 2008) and Michael L. Stein (appointed February 23, 2009). The corporate governance committee of the Corporation will act on behalf of and subject to the direction of the Board of Directors of the Corporation in all matters pertaining to the oversight of the general corporate governance initiatives of the Corporation and any other business entity controlled in fact by the Corporation including developing and monitoring policy in the area of corporate governance and the practices of the Board and advise the Board of developments in this area, preparing and recommending to the Board annually the Statement of Corporate Governance Practices, developing a communication policy for the Corporation that includes a framework for investor relations and help ensure that the Corporation’s public disclosure is timely and complete, develop, implement and maintain appropriate policies with respect to disclosure, confidentiality and insider trading and recommend procedures to permit the Board to meet on a regular basis without management present.

In addition, during the financial year ended December 31, 2008 the Board had an Special Committee, independent from management, with Allan J. Marter (Chairman) and A. D. (Darryl) Drummond, to review the Los Azules joint venture, to monitor and liaise with management regarding the Corporation’s on-going joint venture relationship with Hochschild Mining PLC and to review the Corporation’s business and strategic plans and alternatives. On September 11, 2008, Mr. McEwen and Mr. Richard P. Clark (who subsequently resigned on February 2, 2009) were also appointed to this committee. This special committee was reconstituted on February 5, 2009 with Allan J. Marter (Chairman), Donald R. Quick, and Victor Lazarovici (all members being independent directors) to review the terms of the McEwen Financing, to review any alternative proposals to the McEwen Financing and to seek an extension to the Minera Santa Cruz S.A. cash call received in December 2008.

Assessments

The compensation and nominating committee has not yet implemented a formal process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. Assessments are not regularly conducted for the Board, committees or individual directors. An informal consultative process is used to assess the performance of Board and individual board members based on the expertise, contributions and participation of individual directors in meetings of the Board and its committees.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers or employees of the Corporation, persons who were directors, executive officers or employees of the Corporation at any time during the Corporation’s last completed financial year, proposed nominees for election as directors of the Corporation nor any of the associates of such persons are or have been indebted to the Corporation or any subsidiary at any time since the beginning of the Corporation’s last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Management Information Circular, “informed person” means:

(a) a director or executive officer of the Corporation;

(b) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation;

(c) any person or Corporation who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and

(d) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

No informed person, no proposed director of the Corporation and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Corporation’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries other than as disclosed below:

On December 20, 2005, the Corporation entered into a private placement agreement (the “First McEwen Agreement”) at arm’s length with Robert R. McEwen of Toronto, Ontario, providing for the purchase by Mr. McEwen or any associate or affiliate of Mr. McEwen (together, “McEwen”) of an aggregate of 15,414,740 units of the Corporation (“First Private Placement Units”), at a price of C$0.35 per First Private Placement Unit, for gross proceeds of C$5,395,159 (the “First Private Placement”). Each First Private Placement Unit was comprised of one common share and one-half of one common share purchase warrant (the “First Private Placement Warrant”). One whole First Private Placement Warrant entitled the holder thereof to purchase one additional common share at an exercise price of C$0.55 per common share.

In addition, on December 20, 2005 the Corporation signed a further subscription agreement, (as amended, the “Second McEwen Agreement”), with McEwen, granting McEwen the right to acquire a further 13,156,689 units of the Corporation, on the same terms as the First Private Placement, for gross proceeds of C$4,604,841.10 (the “Second Private Placement”). The Second Private Placement closed on March 8, 2006.

In connection with the aforementioned private placements McEwen was granted the right, from time to time and at any time, to nominate one individual (the “Subscriber Nominee”) to the board of directors of the Corporation for a period of five years following closing of the Second Private Placement provided McEwen then owns not less than 10% of the issued and outstanding common shares of the Corporation. In addition, the Corporation agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of the Corporation at not more than six. Mr. McEwen himself joined the Board of Directors of the Corporation on August 5, 2008, upon exercise of this right.

Pursuant to an agreement dated May 5, 2006 Mr. McEwen completed the early exercise of 14,285,714 warrants then held by him. In consideration for the early exercise of these warrants, the Corporation issued to Mr. McEwen 2,000,000 new common share purchase warrants. Each new warrant entitles McEwen to purchase one common share at an exercise price of C$1.80 per share. On May 4, 2007 Mr. McEwen exercised these 2,000,000 common share purchase warrants.

In addition, on February 17, 2009, the Corporation entered into an amended and restated private placement agreement (the “2009 McEwen Agreement”) with Mr. McEwen, pursuant to which Mr. McEwen purchased an aggregate of 40 million common shares at a purchase price of C$1.00 per share (“McEwen Financing”).

In connection with the McEwen Financing, Mr. McEwen was granted the right to nominate an additional two directors to the Corporation’s board. Messrs. Richard Brissenden and Michael Stein were appointed as directors of the Corporation on February 23, 2009 pursuant to the exercise of this right. In addition, the Corporation agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of the Corporation at not more than seven.

As of the Effective Date, Mr. McEwen holds 86,057,143 or 37.3% of the issued and outstanding common shares of the Corporation and 100,000 options each exercisable for one common share at a price of C$0.81 per share.

MANAGEMENT CONTRACTS

Management functions of the Corporation or any subsidiary of the Corporation are not performed by a person other than the directors or executive officers of the Corporation or its subsidiaries.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) requires the Corporation, to disclose annually certain information concerning the constitution of its audit committee and its relationship with its independent auditors. This information has been disclosed in the Corporation’s Annual Information Form dated March 24, 2009 for the year ended December 31, 2008 under the heading “Audit Committee and Relationship with Auditors” and the full text of the Corporation’s Audit Committee Charter can be found as Schedule “A” to the Annual Information Form, a copy which has been filed on SEDAR at www.sedar.com and upon request the Corporation will promptly provide a copy of such document free of charge. See “Additional Information” for the Corporation’s contact information.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors of the Corporation, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting relating to the receipt of financial statements and the Auditors' Report thereon, the election of directors and the appointment of auditors, and approval of the amendment to the Corporation’s Restated and Amended Articles of Amalgamation.

a.	Report to Shareholders

The Board of Directors of the Corporation have approved all of the information in the Annual Report to Shareholders that accompanies this Management Information Circular, including the audited consolidated financial statements delivered therewith for the financial year ended December 31, 2008.

b.	Number of Directors

For this forthcoming year, it is proposed that the Board of Directors shall consist of seven (7) members. At the Meeting, shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to seven (7).

In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

Unless otherwise indicated in the Proxy, it is management's intention to vote the proxies in favour of the resolution fixing the number of directors to seven (7).

c.	Election of Directors

At the Meeting, it will be proposed that seven (7) directors be elected to hold office until the next Annual General Meeting of Shareholders or until their successors are elected or appointed. There are presently seven (7) directors of the Corporation, each of whose terms of office will expire at the Meeting. It is the intention of the management designees, if named as proxy, to vote for the election of the following persons to the Board of Directors. Management does not contemplate that any of such nominees will be unable to serve as directors. Each director elected will hold office until the next Annual General Meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Articles\Bylaws of the Corporation.

In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, his city, province or state and country of residence, all positions and offices in the Corporation presently held by him, his principal occupation at the present and during the preceding five years, the period during which he has served as a director, and the number of common shares of the Corporation that he has advised are beneficially owned by him, or controlled or directed, directly or indirectly, as of the Effective Date:

NAME, AND CITY, PROVINCE OR STATE AND COUNTRY OF RESIDENCE	CURRENT POSITION HELD	PRESENT OCCUPATION AND POSITIONS HELD DURING PAST FIVE YEARS	NUMBER OF SHARES
ROBERT R. MCEWEN (3) Toronto, Ontario, Canada	Executive Chairman, Director	A director of the Corporation since August 5, 2008. Executive Chairman of the Corporation (Feb. 2009 to present); Chairman and CEO of US Gold Corporation (TSX) (a United States based gold exploration company) (August 2005 to present); Chairman and CEO of Lexam Explorations Inc. (an oil and gas exploration company) (TSXV) (1994 to present); Chairman and CEO of Goldcorp Inc. (1994 to 2005).	86,057,143 (5)
ALLEN V. AMBROSE, Spokane, Washington, USA	President, Chief Executive Officer and Director	Director and President of the Corporation (November 6, 1995 to present); Chairman of the Board of Directors of the Corporation (2006 to Feb. 2009) Chief Executive Officer of the Corporation (Feb. 2009 to present); director of, and consultant to Century Mining Corporation (TSXV) and Caerus Resource Corporation (TSXV) (formerly named Samba Gold Inc.), (2002 to present), consultant to Franconia Minerals Corporation (1998 to present), director of Mexivada Mining Corporation (TSXV) (2005 to present), director of Rockgate Capital Corporation (TSXV) (2005 to present), director of Gold Port Resources Ltd. (TSXV) (2006 to present), director of Stoneshield Capital Corp. (TSXV) (2007 to present), a director of Northrock Resources Inc. (TSXV) (2008 to present) and a director of Butler Resource Corporation (TSXV) (formerly Butler Developments Corp.) (2008 to present).	377,200 (6)
VICTOR LAZAROVICI (1) (2) (4) Mt. Pleasant, South Carolina, United States of America.	Director	A director of the Corporation since August 5, 2008. A director of Abacus Mining and Exploration (TSXV) (July 2008 to present); and managing director - senior base metals and minerals analyst, BMO Capital Markets (1998 to 2008).	0 (7)
ALLAN J. MARTER (1) (3) (4) Littleton, Colorado, United States of America	Director	A director of the Corporation since November 9, 2006. President of the board and director of EURO Resources SA, a gold royalty company, (2005 to 2009), director of Franconia Minerals Corporation (TSX) (2006 to present), chief financial officer of Golden Star Resources Ltd. (1999 to 2006), and president of Waiata Inc., Mr. Marter’s personal services company.	25,000 (8)
DR. DONALD R.M. QUICK (2) (3) (4) Hamilton, Ontario, Canada	Director	A director of the Corporation since August 5, 2008. Private investor, a director of Goldcorp Inc. (2000 to 2006) and a director of CSA Management (1996 to 2000). Prior to 2003 Dr. Quick was in private practice as a chiropractor.	50,000 (9)
MICHAEL L. STEIN(2) Toronto, Ontario, Canada	Director	A director of Minera Andes since February 23, 2009. Chairman and Chief Executive Officer of MPI Group Inc., a company engaged in real estate investment and development (1994 to present); Chairman of the board of directors and director of Canadian Apartment Properties Real Estate Investment Trust (TSX) (May 1997 to present); a director of CSA Management Inc. (1994 to 2000); a director of Goldcorp Inc. (2000 to 2006); a director of Moneysworth & Best Shoe Care Inc. (1997 to 2000).	0 (10)
RICHARD W. BRISSENDEN(1) Toronto, Ontario, Canada	Director	A director of the Corporation since February 23, 2009. Businessman; President of Regal Consolidated Ventures Limited, (formerly named Regal Goldfields Limited), a mineral exploration company currently being re-activated (1996 to present); Vice- President, William G. Brissenden Inc., a private investment management firm; director of Excellon Resources Inc. (TSX) (1990 to present); director of Canuc Resources Corporation (2008 to present); director of Corona Gold Corporation (TSX) (1996 to present); director of Lexam Explorations Inc. (TSXV) (1994 to present); director of Valdez Gold Inc.(TSXV) (2002 to present); former President (2006 to 2008) and Chairman of Excellon Resources Inc. (1991-2006).	0 (11)

Notes:

(1)	Member of Audit Committee.

(2)	Member of the Corporate Governance Committee.
(3)	Member of the Compensation and Nominating Committee.
(4)	Member of the Special Committee.
(5)	Does not include stock options to purchase common shares held by the Mr. McEwen as follows: 100,000 common shares at Cdn$0.81 per share exercisable until September 11, 2013.
(6)
Does not include stock options to purchase common shares held by Mr. Ambrose as follows: 150,000 common shares at Cdn$0.31 per share exercisable until March 21, 2013; 370,000 common shares at Cdn$0.55 per share exercisable until September 10, 2009; 575,000 common shares at Cdn$0.60 per share exercisable until December 28, 2010; 1,410,000 common shares at Cdn$1.51 exercisable until December 27, 2011; and 180,000 common shares at Cdn$1.36 per share exercisable until May 23, 2013.

(7)	Does not include stock options to purchase common shares held by the Mr. Lazarovici as follows: 100,000 common shares at Cdn$0.81 per share exercisable until September 11, 2013.
(8)
Does not include stock options to purchase common shares held by the Mr. Marter as follows: 250,000 common shares at Cdn$1.51 per share exercisable until December 27, 2011; and 90,000 common shares at Cdn$1.36 per share exercisable until May 23, 2013.

(9)	Does not include stock options to purchase common shares held by Mr. Quick as follows: 100,000 common shares at Cdn$0.81 per share exercisable until September 11, 2013.
(10)	Does not include stock options to purchase common shares Mr. Stein as follows: 100,000 common shares at Cdn$0.73 per share exercisable until March 1, 2014.
(11)	Does not include stock options to purchase common shares Mr. Brissenden as follows: 100,000 common shares at Cdn$0.73 per share exercisable until March 1, 2014.

Corporate Cease Trade Orders Bankruptcies, Penalties, or Sanctions

Except as disclosed below, to the best of knowledge of the management of the Corporation, no proposed director of the Corporation, or any personal holding company of a proposed director, is at the date of this Management Information Circular, or within the 10 years before the date of this Management Information Circular has been, a director or chief executive officer, or chief financial officer of any corporation (including the Corporation) that:

(a) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

An “order” means:
 1. cease trade order;
 2. an order similar to a cease trade order; or
 3. an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

Mr. Ambrose has advised the Corporation that he is a director of Century Mining Corporation (“Century”). On March 20, 2008 the British Columbia Securities Commission issued a cease trade order against the insiders of Century for not filing in the correct form; a technical report under NI 43-101; interim financial statements for the financial period ended September 30, 2007 pursuant to NI 51-102; and management discussion and analysis for the period ended September 30, 2007. The cease order was rescinded on July 18, 2008 and is no longer in effect.

Mr. Brissenden has advised the Corporation that he is a director and officer of Regal Consolidated Ventures Limited, which is subject to a cease trade order issued on June 12, 2001 by the Ontario Securities Commission for failure to file audited financial statements for the year ended December 31, 2000 and interim financial statements for the three-month period ended March 31, 2001. The cease trade order is still in effect.

Mr. Stein has advised the Corporation that he was a director of Moneysworth & Best Shoe Care Inc. (“Moneysworth”) when it filed for voluntary assignment into bankruptcy on July 11, 2000 under the Bankruptcy and Insolvency Act (Canada) and was subject to cease trade orders issued by the Ontario Securities Commission on July 21, 2000 and the British Columbia Securities Commission on October 25, 2000 for failure to file certain financial statements. These cease trade orders are still in effect.

Except as disclosed above, to the best of the knowledge of the management of the Corporation, no proposed director of the Corporation or any personal holding company of the proposed director, is at the date of this Management Information Circular, or has been within 10 years before the date of this Management Information Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of the knowledge of the management of the Corporation, no proposed director of the Corporation or any personal holding company of the proposed director has, within the 10 years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the best knowledge of the management of the Corporation no proposed director or personal holding corporation of a proposed director has entered into, at anytime, a settlement agreement with a securities regulatory authority.

To the best knowledge of the management of the Corporation no proposed director or personal holding corporation of a proposed director, has been subject to, at anytime, any penalties or sanctions imposed by

a)	a court relating to securities legislation or securities regulatory authority, or
b)	a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Please see discussion under “Interest of Informed Persons in Material Transactions” with respect to Mr. McEwen’s exercise of his rights to appoint 3 directors to the board of directors of the Corporation.

Unless otherwise indicated in the Proxy, it is management’s intention to vote the proxies in favour of the election of the above directors.

d.	Appointment of Auditor

Unless otherwise directed, it is management’s intention to vote the proxies in favour of an ordinary resolution to appoint the firm of BDO Dunwoody LLP as auditor of the Corporation to hold office until the close of the next annual general meeting of shareholders or until BDO Dunwoody LLP is removed from office or resigns as provided by law and by the Corporation’s by-laws and to authorize the directors of the Corporation to fix the remuneration of BDO Dunwoody LLP as auditors of the Corporation.

In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

e.	Approval of an Amendment to the Restated and Amended Articles of Amalgamation to Allow Shareholders Meetings to be Held Outside Alberta

The Restated and Amended Articles of Amalgamation currently allow the Corporation to hold shareholder meetings, in the City of Vancouver, British Columbia, in the City of Spokane, Washington or anywhere in Alberta that the directors determine. The Corporation would like the flexibility to hold its shareholder meetings in the City of Toronto, Ontario as a number of its shareholders are located there, including the Corporation’s largest shareholder, as well four of the seven directors currently live in or near Toronto, Ontario. Pursuant to sections 131(4) and 173(1)(n) of the Business Corporations Act (Alberta), the shareholders of the Corporation will be asked to consider and, if thought appropriate, approve and adopt a special resolution authorizing the board of directors to amend the Restated and Amended Articles of Amalgamation of the Corporation to provide for shareholder meetings to be held in the City of Toronto, Ontario as well as in the City of Vancouver, British Columbia, the City of Spokane, Washington and anywhere in the Province of Alberta. To pass, a special resolution requires the affirmative vote of not less than two-thirds (2/3) (66 2\3%)of the votes cast by the shareholders present at the Meeting or their proxy. The board of directors is recommending that the shareholders vote in favour of the resolution set forth below.

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
The Corporation amend its Restated and Amended Articles of Amalgamation to provide for meetings of shareholders to be held in the City of Vancouver in the Province of British Columbia; in the City of Spokane in the State of Washington; in the City of Toronto in the Province of Ontario or anywhere in Alberta that the directors determine;

2.
The board of directors, in its sole discretion, may act upon this resolution to effect a change in the Restated and Amended Articles of Amalgamation of the Corporation, or, if deemed appropriate, may chose not to act upon this resolution;

3.
Should the directors of the Corporation choose to act upon this resolution, they are authorized to execute and file Articles of Amendment as directed by the Registrar of Corporations pursuant to Section 177(1) of the Business Corporations Act (Alberta); and

4.
Any one or more directors are hereby authorized to execute and deliver and file any and all such applications, declarations, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to the provisions of this resolution including the filing of the Articles of Amendment on SEDAR;

Unless otherwise indicated in the Proxy, it is management’s intention to vote the proxies in favour of the resolution approving the amendment to the Restated and Amended Articles of Amalgamation.

GENERAL

All matters to be brought before the shareholders require except for the amendment to the Corporation’s Restated and Amended Articles of Amalgamation, for the passing of same, a simple majority of the votes cast in person or by proxy at the Meeting by the holders of common shares. The special resolution approving the amendment to the Restated and Amended Articles of Amalgamation will require, for the passing of same, two-thirds of the votes cast in person or by proxy at the Meeting by the holders of common shares. If the amendment to the Corporation’s Restated and Amended Articles of Amalgamation are not approved the Corporation’s Restated and Amended Articles of Amalgamation without the amendments will continue to be in effect.

DIRECTORS’ APPROVAL

The contents and the sending of this Management Information Circular have been approved by the Board of Directors of the Corporation.

OTHER BUSINESS

While there is no other business other than that mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting, or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at 111 East Magnesium Road, Suite A, Spokane, Washington 99208 U.S.A. or by telephone at (509) 921-7322 to request copies of the Corporation’s financial statements and MD&A. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year.

DATED at Spokane, Washington, this 20th day of May, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

“ALLEN V. AMBROSE”
Allen V. Ambrose, President and Chief Executive Officer

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